                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                            AMCI International, Inc.
                         ______________________________
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                         ______________________________
                         (Title of Class of Securities)

                                  001908 20 1
                         ______________________________
                                 (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
           1000 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90017
                                 (213) 688-3400
______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 27, 1999
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 38105N103

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      OCSM-One Stop.com, Inc.
------------------------------------------------------------------------------
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      59-3436221
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [_]                   (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Florida
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          12,000,000
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             12,000,000

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          -0-

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,000,000 shares

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

          Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by OSCM-One Stop.com, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

       This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of AMCI International, Inc., a Utah corporation (the "Company"). The principal executive office of the Company is located at 115 Newtown Road, Plainview, New York 11803.

ITEM 2.  IDENTITY AND BACKGROUND

       (a) - (c) This statement on Schedule 13D is filed by OSCM-One Stop.com, Inc., a Florida corporation ("OSCM"). The principal executive office of OSCM is located at 115 Newtown Road, Plainview, New York 11803. The principal business of OSCM is e-commerce, IP telephony and CTI applications. Set forth on Annex A hereto is a schedule setting forth the name and present principal occupation or employment of each of OSCM's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated by reference into this
Item 2 and elsewhere in this statement on Schedule 13D as applicable.

       (d) and (e) During the past five years, neither OSCM nor, to OSCM's knowledge, any person named in Schedule I to this Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On October 27, 1999 (the "Closing Date"), pursuant to an Asset Purchase Agreement dated as of October 26, 1999 (the "Asset Purchase Agreement"), the Company acquired certain of the assets (the "OSCM Assets") of OSCM. The OSCM Assets consisted of (i) an 80.0% ownership interest in CCM Computer Accessories, Inc., a New York corporation ("CCM") (which is engaged in the assembly of personal computers, and the reselling of customized solutions relating to document imaging and PC networking); (ii) all rights to purchase the remaining 20.0% ownership interest in CCM; and (iii) all assets related to OSCM's Shopss.com virtual shopping mall, including, but not limited to all software, web sites and related technology, customers and customer lists, patents, trademarks and trade names and each and every thing, item, technology or otherwise, specifically related thereto. The Company agreed to assume the liabilities related to the Shopss.com business as booked on the financial statements of OSCM and the liability for the put requiring OSCM to purchase the remaining 20% interest in CCM.

       In exchange for the OSCM Assets, the Company issued 2,207,898 shares (on a pre-split basis) or an amount equal to approximately sixty percent (60.0%) of its post closing outstanding Common Stock and agreed to pay cash of $5,000,000 of which $1,000,000 has been paid, $1,000,000 to be paid by December 31, 1999 and $3,000,000 to be paid by January 2, 2000. The cash payments are to be made from the proceeds of a $25,000,000 equity investment in the Company for which the Company has received a firm commitment. The outstanding post-agreement shares of Common Stock will be forward split on the basis of 5.435034 for one, resulting in 20,000,000 post-split and post-agreement outstanding shares of the Company's Common Stock.

       The consideration for the OSCM Assets was determined through negotiations between the management of OSCM and the Company.

       On the Closing Date, David C. Merrell resigned as President and a director of the Company and Michael C. Brown resigned as Secretary, Treasurer and a director of the Company. Immediately following such resignations, the following persons became the members of the Board of Directors of the Company:

      (a) Rami Adler, the President, Chief Executive Officer and a director and shareholder of OSCM;

      (b) Gerard Conca, the President of CCM and a director and shareholder of OSCM; and

      (c) Michelle Miller, the Vice President, Operations of CCM and shareholder of OSCM.

       On the Closing Date, the Board of Directors of the Registrant elected Gerard Conca as President of the Company and Michelle Miller as the Secretary and Treasurer of the Company.

       As a result of the shares of Common Stock issued to OSCM in consideration of the Sale, OSCM now beneficially owns approximately 60.0% of the outstanding shares of Common Stock.

       In a separate transaction, several shareholders of the Company transferred an aggregate of 1,345,533 pre-split shares to eleven persons, including, several persons who are affiliated with the investor group which has agreed to make the $25,000,000 equity investment in the Company as described above.

       Immediately after the Closing, the Company effected a forward split of
5.435034 for one, resulting in 20,000,000 post-split and post-closing shares of the Company's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

       OSCM entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Asset Purchase Agreement as described in Item 3 of this statement on
Schedule 13D.

       Other than as set forth in Item 3 or Item 4 of this statement on Schedule 13D, OSCM currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although OSCM reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on October 27, 1999, OSCM beneficially owned 12,000,000 shares of Common Stock. Such shares represent approximately 60.0% of the outstanding shares of Common Stock.

     (b) OSCM holds the sole power to vote and to dispose of all of the 12,000,000 shares of Common Stock.

     (c) OSCM has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Other than as described in Item 4 above, to OSCM's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.              DESCRIPTION
-----------              -----------

99.1 Asset Purchase Agreement dated as of October 26, 1999 by and between AMCI International, Inc., a Utah corporation, and OSCM-One Stop.com, Inc., a Florida corporation.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:  November 5, 1999                  OSCM-One Stop.com, Inc.

                                         By:  /s/ Gerard Conca
                                              -------------------------
                                              Gerard Conca
                                              Vice President

                                    ANNEX A

                    DIRECTORS AND EXECUTIVE OFFICERS OF OSCM

     Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of OSCM.



Name                         Present Principal Employment                           Business Address
----                         ----------------------------                           ----------------
Rami Adler                   President, Chief Executive Officer and Director of     76A Ben Yehuda Street
                             OSCM.                                                  Tel Aviv, Israel 63433

Gerard Conca                 President; CCM; Vice President and Director of         110 Newtown Road
                             OSCM.                                                  Plainview, New York 11803

                                 EXHIBIT INDEX

EXHIBIT NO.              DESCRIPTION
-----------              -----------
99.1                     Asset Purchase Agreement dated as of October 26, 1999 by and between AMCI
                         International, Inc., a Utah corporation, and OSCM-One Stop.com, Inc., a Florida corporation.